May 20, 2014

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kevin Woody, Branch Chief
Jennifer Monick, Senior Staff Accountant

Re:	DDR Corp.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File No. 001-11690

Ladies and Gentlemen:

DDR Corp., an Ohio corporation (the “Company” or “DDR”), is submitting this letter in response to the follow up letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 12, 2014, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed February 28, 2014.

Below is the Company’s response. For the convenience of the Staff, the Company has repeated the Staff’s comment before the response.

Form 10-K/A for the year ended December 31, 2013

Exhibit 99.1

1.	We note your response to our prior comment two. Please provide us with your 2012 Rule 3-09 significance tests for DDRM Properties LLC based on the recast amounts.

United States Securities and Exchange Commission

Division of Corporation Finance

Response:

The 2012 Rule 3-09 significance tests for DDRM Properties LLC (“DDRM”) were computed as follows (in thousands):

Investment Test
Investment in DDRM	$50,348
DDR – total consolidated assets	$8,055,837
Significant Subsidiary Calculation	0.6%
Result - Significant Subsidiary?	No

Income Test
DDR’s share of DDRM equity in net loss from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle	$(4,678)
DDR’s income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle exclusive of amounts attributable to non-controlling interests (1)	$32,757
Significant Subsidiary Calculation	14.3%
Result - Significant Subsidiary?	No

(1)	Equity in net loss from DDRM is excluded from DDR’s income from continuing operations as outlined in the computational note number 1 of the Rule 3-09 significance test. The denominator is calculated as follows:

Income from continuing operations	$21,566
Tax expense of taxable REIT subsidiaries and state franchise and income taxes	1,143
Gain on disposition of real estate	5,863
Earnings from continuing operations attributable to non-controlling interests	(493)
DDR’s share of DDRM equity in net loss	4,678

$32,757

**********

United States Securities and Exchange Commission

Division of Corporation Finance

In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-755-6453.

Very truly yours,

/s/ David J. Oakes

David J. Oakes President & Chief Financial Officer

cc:	Christa A. Vesy, Executive Vice President
& Chief Accounting Officer